THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

February 16, 2017

VIA EDGAR

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 9, 2016

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Filed October 28, 2016

Response Dated January 9, 2017

Response Dated February 7, 2017

File No. 1-01927

Dear Ms. Rocha:

This letter is in response to the letter, dated February 3, 2017 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings and provides additional information, as requested by Ms. Houser during a telephone call with the Company on February 10, 2017.

For the convenience of the Commission staff, we have repeated your comment to which additional information is being provided in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 5. Dissolution of Global Alliance with Sumitomo Rubber Industries, page 71

1.	We note your responses to comments 1 and 2.

•	Please provide us with a comparison of the implied consideration from SRI with the implied and explicit consideration from you for each component of the dissolution transaction and how the consideration impacted your accounting for each component. As part of your response, please help us understand why you gave GDTNA a $56 million promissory note, considering SRI acquired your 75% ownership interest.

•	Please tell us (a) your carrying value, (b) non-controlling interest, and (c) AOCI of each component as of October 1, 2015.

•	Please tell us how the fair value of each component of the transaction was estimated, including whether SRI participated in the estimation process and/or was in agreement with the estimated fair values.

•	Please tell us how the change in fair value of GDTNA, DGT, and the exclusive license from the preparation of the pro formas as of November 2, 2015, did not impact the cash portion you were required to pay as part of the dissolution transaction.

•	Please expand your disclosures for the dissolution transaction to provide a discussion of the implied and explicit consideration you gave to SRI and the implied consideration SRI gave to you for the components of the transaction and to provide the fair value information required by ASC 810-10-50-1B.d. and e. and ASC 820-10-50.

On June 4, 2015, the Company entered into the Framework Agreement with Sumitomo Rubber Industries, Ltd. (“SRI”). The Company paid SRI a net amount of $271 million upon closing of the dissolution transaction on October 1, 2015 and also delivered a promissory note for $56 million. The promissory note was discussed in our letter to you dated February 7, 2017.

Prior to the dissolution, the Company owned 75% and SRI owned 25% of two companies, Goodyear Dunlop Tires Europe B.V. (“GDTE”) and Goodyear Dunlop Tires North America, Ltd. (“GDTNA”). In Japan, the Company owned 25% and SRI owned 75% of two companies, Nippon Goodyear Ltd. (“NGY”) and Dunlop Goodyear Tires Ltd. (“DGT”).

Pursuant to the Framework Agreement, the Company sold its 75% interest in GDTNA, 25% interest in DGT and Huntsville, Alabama test track to SRI. The Company acquired SRI’s 75% interest in NGY and 25% interest in GDTE. SRI also obtained exclusive rights to sell Dunlop brand tires in countries that were previously non-exclusive under the global alliance, including Russia, Turkey and certain countries in the Middle East and Africa (“EMEA Rights”). The Company retained the exclusive rights to sell Dunlop brand tires in the U.S., Canada and Mexico (“North America Rights”) on a royalty-free basis (prior to the dissolution, a below-market royalty was paid to SRI for each Dunlop tire that was sold).

The Company and SRI agreed to the cash payment of $271 million which represents the total net cash consideration, or boot, that was paid by the Company to SRI upon the dissolution of the global alliance, as described in the immediately preceding paragraph. Subsequent to agreeing to the total net cash consideration, the Company and SRI worked together to allocate consideration to each of the various components of the transaction in the Framework Agreement, primarily for U.S. federal, state, local and foreign tax purposes as is customary in transactions involving the sale or exchange of assets. That allocation was primarily based on net book value and the methodology provided for in the original joint venture agreement, entered into in 1999, for exit rights, and allocated the consideration primarily amongst the physical assets, including working capital and property, plant and equipment, exchanged in the transaction. ASC 820-10-35-10A provides that a fair value measurement of a nonfinancial asset should take into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The highest and best use is determined from the view of a market participant even if the reporting entity intends a different use. ASC 820-10-30-3 provides examples of when a transaction price might not represent the fair value of an asset or a liability at initial recognition including the following:

a.	Transaction is between related parties – the dissolution of the joint venture was conducted between the joint venture partners and the transaction prices for the individual components were allocated based primarily on net book value and the exit rights provided for in the original joint venture agreement.

b.	Unit of account represented by the transaction price is different from the unit of account of the asset or liability measured at fair value – transaction prices in the Framework Agreement were only established for the purchase and sale of the equity interests in GDTE, NGY, GDTNA and DGT, the test track and the cash consideration. Transaction prices were not separately identified for rights and privileges that were required to be measured separately, namely the EMEA Rights and the North America Rights.

c.	The market in which the transaction takes place is different from the principal market or most advantageous market – the dissolution of the joint venture was completed as a single exchange between the joint venture partners. The most advantageous market would have included other market participants and been completed as individual transactions.

Accordingly, the Company concluded that, in order to properly account for this multiple element arrangement and each component of the transaction within its consolidated financial statements, it needed to complete independent fair value valuations of each component, with the assistance of a third-party specialist, using a highest and best use for a market participant in order to proportionately allocate the fair value amongst the components. The table below summarizes by component the contractual consideration allocated amount, contractual consideration allocation basis, fair value allocated amount, fair value approach used and appropriate ASC reference:

(in millions USD)	Contractual Consideration Allocation		Fair Value Allocation
Component	Amount	Allocation Basis	Amount	Fair Value Approach	ASC Reference
Consideration received by the Company:
GDTE: Acquisition of SRI’s 25% interest	$387	Approximated historical statutory net book value	$550	Discounted cash flows and GPCM	ASC 810-10-45- 23, 24
NGY: Acquisition of SRI’s 75% interest	29	Approximated historical statutory net book value	31	Discounted cash flows and Adjusted Net Asset Value (“NAV”)	ASC 805-30-30- 1,7
North America Rights	—	No value assigned	8	Relief from Royalty Method	ASC 350-30-25-2

Total Consideration received	$416		$589

Consideration paid to SRI:
GDTNA: Sale of 75% interest	$125	Based on multiple of historical equity	$228	Discounted cash flows and GPCM	ASC 810-10-40- 4, 5
DGT: Sale of 25% interest	14	Approximated historical statutory net book value	67	Dividend discount model and GPCM	ASC 323-10-35- 35, ASC 830-30- 40-1
Test Track: Sale to SRI	6	Approximated net book value	4	Cost and Market approaches	ASC 360-20
EMEA Rights	—	No value assigned	19	With and Without Method	ASC 845-10-30-1
Cash	271		271

Total Consideration paid	$416		$589

A discussion of the Company’s accounting for each component of the transaction, consistent with its white paper on the dissolution transaction, is presented below.

Acquisition of 25% interest in GDTE

The Company acquired SRI’s 25% interest in GDTE. Historically, the Company consolidated GDTE using the voting interest model. The acquisition of the additional 25% interest in GDTE did not change the Company’s control over GDTE, nor the requirements to consolidate GDTE under the voting interest model. ASC 810-10-45-23 provides that changes in a parent’s ownership interest while the parent retains a controlling financial interest in a subsidiary shall be accounted for as an equity transaction. No gain or loss shall be recognized in net income and the carrying amount of the non-controlling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest is adjusted shall be recognized in equity attributable to the parent. ASC 810-10-45-24 provides that the carrying amount of accumulated other comprehensive income or loss shall be adjusted to reflect the change in the ownership interest in the subsidiary through equity.

The allocated contractual consideration for GDTE was $387 million, as set forth in our letter to you dated February 7, 2017 and the above table. As agreed by both parties, the contractual consideration allocated to GDTE approximated 25% of the statutory historical equity of GDTE, which approximated net book value. The Company concluded the appropriate basis for determining the accounting for GDTE was a comprehensive fair value reflecting the highest and best use from a market participant’s perspective. The Company, working with a third party valuation specialist, estimated the fair value of the 25% interest in GDTE to be $550 million using a discounted cash flow method and Guideline Public Company Method (“GPCM”). In accordance with ASC 810-10-45-23, the $28 million difference between the estimated fair value of $550 million and the carrying value of the non-controlling interest of $522 million was adjusted in the Company’s equity. The Accumulated Other Comprehensive Loss (“AOCL”) in the non-controlling interest of $107 million was recorded in the Company’s AOCL.

Acquisition of 75% interest in NGY

The Company acquired SRI’s 75% interest in NGY. Historically, the Company accounted for its 25% non-controlling investment in NGY using the equity method. In accordance with ASC 805-10-25-1, we concluded NGY was a business. ASC 805-20-25-1, ASC 805-30-30-1 and ASC 805-30-30-7, require that, as of the acquisition date, the acquirer shall recognize separately from goodwill, if any, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The goodwill shall be measured as the excess of (a) over (b):

a.	The aggregate of the following:

1.	The consideration transferred measured in accordance with this section, which generally requires acquisition date fair value,

2.	The fair value of any non-controlling interest in the acquiree, and

3.	In a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity in interest in the acquiree.

b.	The net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.

The allocated contractual consideration for NGY was $29 million, as set forth in our letter to you dated February 7, 2017 and the above table. As agreed by both parties, the contractual consideration allocated to NGY was based on the original joint venture agreement and approximated 75% of the statutory historical net book value of NGY. The Company concluded the appropriate basis for determining the accounting for NGY was a comprehensive fair value reflecting the highest and best use from a market participant’s perspective. The Company, working with a third party valuation specialist, estimated the fair value of the 75% interest in NGY to be $31 million using a discounted cash flow method and the Adjusted Net Asset Value (“NAV”) method. In accordance with ASC 805-30-30-1, the Company recognized goodwill of $6 million which represented the difference between the fair value of consideration paid of $31 million and the fair value of the previously held equity interest in NGY of $9 million less the identifiable net assets acquired of $34 million.

ASC 805-10-25-10 provides that for a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at the acquisition date fair value and recognize the resulting gain or loss in earnings. The amount recognized in earnings should also include the amount of AOCL related to the held investment. In accordance with ASC 805-10-25-10, the Company recognized a loss of $5 million in earnings which represented the estimated fair value of its 25% interest of $9 million less the carrying value of its equity investment of $9 million and foreign currency translation losses of $5 million that were included in AOCL.

Sale of 75% controlling interest in GDTNA

The Company sold its 75% controlling interest in GDTNA to SRI. Historically, the Company consolidated GDTNA using the voting interest model. ASC 810-10-40-4 and ASC 810-10-40-5 provide that a parent shall deconsolidate a subsidiary as of the date the parent ceases to have a controlling financial interest in that subsidiary and that a parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets by recognizing a gain or loss in net income attributable to the parent, measured by the difference between (a) and (b):

a.	The aggregate of:

1.	The fair value of any consideration received,

2.	The fair value of any retained non-controlling investment, and

3.	The carrying amount of any non-controlling interest in the former subsidiary (including AOCL).

b.	The carrying amount of the former subsidiary’s assets and liabilities.

The allocated contractual consideration for GDTNA was $125 million, as set forth in our letter to you dated February 7, 2017 and the above table. As agreed by both parties, the contractual consideration allocated to GDTNA was based on the original joint venture agreement and was based on 75% of the historical equity adjusted by a multiple of equity derived by reference to one comparable company. The Company concluded the appropriate basis for determining the accounting for GDTNA was a comprehensive fair value reflecting the highest and best use from a market participant’s perspective. The Company, working with a third party valuation specialist, estimated the fair value of the 75% interest in GDTNA to be $228 million using a discounted cash flow method and GPCM. In accordance with ASC 810-10-40-4 and ASC 810-10-40-5, on October 1, 2015 the Company deconsolidated GDTNA and recognized a pre-tax gain of $23 million. The pre-tax gain was determined by the sum of the fair value of consideration received of $228 million and the carrying value of the non-controlling interest of $67 million, which totaled $295 million, less the net book value of the net assets of the business of $32 million and $56 million for the promissory note owed to GDTNA. This gain was then reduced by amounts previously recognized in AOCL of $184 million, primarily related to GDTNA’s defined benefit plans.

Sale of 25% non-controlling interest in DGT

The Company sold its entire 25% non-controlling investment in DGT to SRI. Historically, the Company accounted for its 25% investment in DGT using the equity method. ASC 323-10-35-35 provides that sales of stock of an investee by an investor shall be accounted for as gains or losses equal to the difference at the time of sale between the selling price and the carrying amount of stock sold.

The allocated contractual consideration for DGT was $14 million, as set forth in our letter to you dated February 7, 2017 and the above table. As agreed by both parties, the contractual consideration allocated to DGT was based on the original joint venture agreement and approximated 25% of the statutory historical net book value. The Company concluded the appropriate basis for determining the accounting for DGT was a comprehensive fair value reflecting the highest and best use from a market participant’s perspective. The Company, working with a third party valuation specialist, estimated the fair value of the 25% interest to be $67 million using a dividend discount model and the GPCM. In accordance with ASC 323-10-35-35, the Company recognized a pre-tax gain of $42 million which represented the difference between the fair value of the 25% interest in DGT of $67 million and the carrying amount of the investment, after adjusting for foreign currency translation previously recognized in AOCL, of $25 million.

ASC 830-30-40-1, provides that upon sale or upon complete or substantial liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in the translation adjustment component of equity shall be both:

a.	Removed from the separate component of equity and

b.	Reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs.

Therefore, in accordance with ASC 830-30-40-1, the Company recognized, as part of the gain, $10 million which was previously reported in AOCL.

Sale of Huntsville, Alabama test track

The impact of the sale of the Huntsville, Alabama test track was not significant.

Dunlop Brand Name and Rights

At the initiation of the joint venture arrangement between the Company and SRI in 1999, the Company recorded an intangible asset of $105 million for the right to use the Dunlop brand name and trademarks primarily in the U.S., Canada, Mexico and Europe. This asset was initially amortized over a 40 year-life until the adoption of new accounting rules which resulted in the classification of the intangible asset as indefinite-lived. The recorded value of the asset at that time was approximately $99 million.

At the time of closing of the dissolution transaction, the value of the intangible asset was comprised of two components as follows:

a.	The right to use the Dunlop brand in North America (U.S., Canada and Mexico) at a below-market royalty, and

b.	The right to use the Dunlop brand in Europe without a royalty.

Below is a rollforward by segment of the carrying value of the indefinite-lived intangible asset prior to and after the dissolution transaction:

(in millions of USD)	Americas	EMEA	Total
Balance prior to close	$20	$79	$99
Sale of motorcycle rights (see below discussion)	(5)	—	(5)
Acquisition of royalty free rights in North America (see below discussion)	8	—	8

Balance after close	$23	$79	$102

The balance of the indefinite-lived intangible asset after the dissolution transaction is primarily related to the exclusive right to manufacture and sell Dunlop tires in the replacement market and to non-Japanese original equipment manufacturers in the U.S., Canada and Mexico and to manufacture and sell Dunlop tires in Europe.

In accordance with ASC 350, Intangibles – Goodwill and Other, in 2015 the Company completed its annual impairment assessment for indefinite-lived intangible assets. A quantitative assessment was completed, with the assistance of a third party valuation specialist, as of October 31, 2015 and we concluded no impairment existed. In addition, the Company completed its annual assessment in 2016 and also concluded no impairment existed.

a. North America Rights

Prior to the dissolution transaction, the Company and GDTNA together had the exclusive right to manufacture and sell Dunlop brand tires in the U.S., Canada and Mexico in the replacement and original equipment markets. This right was obtained through licenses from SRI. Subsequent to the dissolution transaction, the Company now has licenses to use the Dunlop trademark to manufacture and sell Dunlop tires in the U.S. and Canada on a royalty-free basis, and the Company now owns the Dunlop trademark in Mexico. SRI now has a royalty-free right to sell Dunlop car, truck and bus tires to Japanese original equipment manufacturers and to sell Dunlop motorcycle tires in the U.S., Canada and Mexico. Since no contractual consideration was allocated to the North America Rights in the Framework Agreement, the Company estimated the fair value of the consideration paid for the now royalty-free right in the U.S., Canada and Mexico to be $8 million using the Relief from Royalty Method and recognized an additional intangible asset for this amount subsequent to the closing of the dissolution transaction. Included as part of the sale of 75% of the controlling interest in GDTNA, the Company reduced the carrying value of its intangible asset related to the right to use the Dunlop name in the U.S., Canada and Mexico by approximately $5 million related to the sub-license to SRI to sell Dunlop tires to Japanese original equipment manufacturers and to sell Dunlop motorcycle tires in the U.S., Canada and Mexico.

b. EMEA Rights

Under the global alliance, the Company had exclusive rights to the Dunlop brand throughout Europe and the Company and SRI together had exclusive rights to the Dunlop brand in certain other countries, including Russia, Turkey and in the Middle East and Africa. Pursuant to the Framework Agreement, the Company retained its exclusive rights to the Dunlop brand in Europe, and the Company sold its rights in those certain other countries to SRI, thereby providing SRI with exclusive rights to the Dunlop brand in those countries. No amount of contractual consideration was allocated to the sale of the EMEA Rights in the Framework Agreement. Therefore, the Company estimated the fair value of the consideration received for the EMEA Rights to be $19 million, with the assistance of a third party valuation specialist, using the With and Without Method in order to determine the impact on the gain on sale. There was no carrying value previously recorded for these rights as they were non-exclusive.

In summary, the Company concluded that in order to properly account for each of the individual components of the dissolution transaction in its consolidated financial statements, the consideration had to be allocated to each of the components. Though the Framework Agreement included an allocation to the components, such allocation was not based on fair value considering the highest and best use by a market participant and did not provide for an allocation of amounts to all components of the transaction. Therefore, the Company believes that in order to properly account for this multiple element arrangement and each component of the transaction within its consolidated financial statements, it needed to complete independent fair value valuations of each component to appropriately allocate the fair value of consideration paid and received amongst those components. The use of fair values is consistent with each of the ASC references noted above by component and is also consistent with ASC 845-10-30-21 which provides that for exchanges involving significant monetary consideration, both parties should record the transaction at fair value.

Classification of the global dissolution transaction in the Statement of Cash Flows

As noted above, the $271 million cash payment that the Company paid to SRI for the global dissolution encompassed multiple transactions, most significantly the purchase of GDTE and NGY and the sale of GDTNA and DGT.

In determining the proper classification for this $271 million payment by the Company in its consolidated statement of cash flows for the year ended December 31, 2015, we first considered the guidance set forth in ASC 230, Statement of Cash Flows. Specifically, ASC 230-10-45-22, More than One Class of Cash Flows, which specifies that for cash receipts or payments that have aspects of more than one class of cash flows, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows.

Whether viewed in terms of allocated contractual consideration or the Company’s fair value valuations, the $271 million payment made by the Company was predominately related to GDTE.

We then referred to guidance published by PricewaterhouseCoopers LLP in their Financial Statement Presentation guide. Section 6.7.2 of this guide relates to financing activities within an entity’s statement of cash flows. Specifically, Section 6.7.2.7 states “cash paid to acquire a non-controlling interest, or cash received from the sale of a non-controlling interest, should be presented as a financing activity when the parent maintains control of the subsidiary.” As Goodyear was the 75% owner of GDTE and then purchased the remaining 25% from SRI as part of the dissolution transaction, the related cash flows would most appropriately be classified as a financing activity under this guidance.

In its Form 10-K for Fiscal Year Ended December 31, 2016, the Company disclosed the $271 million payment as a separate line item within the financing activities section of its Consolidated Statements of Cash Flows. In addition, the Company disclosed in Notes to Consolidated Financial Statements No. 5, Dissolution of Global Alliance with Sumitomo Rubber Industries, the consideration paid / received for each component of the transaction, which includes the $271 million of net cash paid by the Company to SRI. We also disclose in Note No. 5 that the $271 million payment has been classified in cash flows from financing activities “as the acquisition of the minority shareholder’s equity in GDTE represents the predominate use of the proceeds.” We believe that we have provided sufficient and relevant disclosures that enable the readers of our consolidated financial statements to clearly understand the nature of this payment and its impact on our cash flows.

*            *             *

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-4660.

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Evan M. Scocos
Evan M. Scocos
Vice President and Controller

cc:	Tracey Houser, U.S. Securities and Exchange Commission

Laura K. Thompson, The Goodyear Tire & Rubber Company